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Filed by Tyson Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Act of 1934
Subject Company: IBP, inc.
Commission File No. 1-6085
September 28, 2001

Media Contact:                        Ed Nicholson
                                                 (501) 290-4591

Investor Contact:                     Louis Gottsponer
                                                (501) 290-4826

TYSON FOODS, INC.
SELLS $2.25 BILLION OF SENIOR NOTES

SPRINGDALE, Ark., September 27, 2001 -- Tyson Foods, Inc. (NYSE: TSN) today announced that it has agreed to sell in a private placement $2.25 billion of its Senior Notes under Tyson's existing indenture. The Senior Notes will be sold in three tranches: $500 million of 6 5/8% three-year notes, due October 1, 2004, $750 million of 7 1/4% five-year notes, due October 1, 2006 and $1 billion of 8 1/4% notes, due October 1 2011. The net proceeds of the offering will be used to repay in part borrowings outstanding under Tyson's senior unsecured bridge credit agreements providing for aggregate borrowings of up to $2.85 billion.

The Notes will be offered only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. The Notes have not been registered under the Securities Act of 1933 or the securities laws of any other place, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.